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The Devil's Circle

A horror film based on an East Coast legend

ADVENTUSFILMS.NET SEATTLE



 *Horror is probably the most fun and unrestrained film genre that exists and telling a supposedly true story such as this can potentially compel audiences even more than your run-of-the-mill indie feature.*

Jon Jedliskowski Writer/Director @ The Devil's Circle

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Why you may want to support us...

1   Produced by an award-winning company with lots of horror film experience

2   Previously crowdfunded for the recently filmed "Martingale" (now in editing)

3   Connections to top-level, Hollywood talent

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Jon Jedliskowski**
Writer/Director
A lover of horror, Jon has three films to his company's name

 **Lisa van Dam Bates**
Producer
Lisa is a producer, director, special FX artist and creator of the feature horror film "Marla Mae"

 **Chris Taylor**
Producer
Owner of Adventus Films, Chris has over 20 years film experience and 50 film and TV credits


Why people love us

Alex K Sebby
Friend

 **Carolyn Britz Taylor** Parent

 *Chris is an astounding business owner and video professional. He successfully launched Adventus Films by himself, following his service in the Marine Corps. Since he opened the doors to Adventus Films he has produced multiple successful feature films to that have had significant ROI for the investors. On top of his cinematic success, his commercial video work has impressed clients all over Washington and Florida. I have worked alongside Chris on multiple productions and I can honestly say that there is nobody I trust more in this industry than him. Chris always looks out for his crew and talent before himself and that's a true testament to his character. The man is selfless and always makes sure his productions are created professionally, of the highest quality, and delivered on time. It would be a mistake to miss out on supporting Chris and Adventus Films.*
Kyle Mimm Friend

See more on Buzz

In the news



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Former "General Hospital" star Kelly Sullivan, who's known for her role on the soap as Kate Howard, lands a gig in an upcoming crime drama movie titled "Martingale." Sullivan, who has also been cast on "The

June 13, 2019 @ celebratingthesoaps.com



Jason Canela, Kelly Sullivan, Kelly Rutherford; Soap Alum News

Image: J Graylock, Jill Johnson, John Paschal/JPI Soap opera alums take on new challenges in upcoming exciting series and films. From family-friendly animated series to teen and crime dramas, these former

June 11, 2019 @ soaps.sheknows.com

Downloads

TDC Pitch.pdf

An Indie Feature Primed For Financial Success

Jon Jed Films, the up-and-comer horror production house and architect behind the project, has partnered with Adventus, a well-oiled film company in the Pacific Northwest. To date, Adventus has internally produced three feature films in the horror and thriller genres in various stages of production. But that's just the tip of the iceberg: Chris Taylor, the creative force behind Adventus, has well over 50 films to his name, working on crews in key capacities, and his company's cinematography work has turned up ten movie awards in the "Best of", "Audience Choice" and "Best Cinematography" categories.

This team knows how to create great genre films on a small budget. And because of how well accepted horror is in the film market, *The Devil's Circle* is primed for great success with its audience.



Tabitha, Witch Of The Order
WINNER
LONDON INDEPENDENT FILM AWARDS
2018
Rendezvous Dogs
WINNER
AUDIENCE FAVORITE
SEATTLE 48 HOUR FILM PROJECT
2017
A Man, Buried
WINNER
BEST FILM
NORTHWEST COLLEGE FILM FESTIVAL
2012
Solitude
WINNER
BEST DRAMATIC SHORT
OREGON INDEPENDENT FILM FESTIVAL
2015
Tabitha, Witch Of The Order
WINNER
BEST WEB SERIES
CALIFORNIA INDEPENDENT FILM FESTIVAL
2018
Marla Mae
NOMINATED
BEST FEATURE FILM
2019
Karma Gettin'
WINNER
BEST CINEMATOGRAPHY
SEATTLE 48 HOUR FILM PROJECT
2014
A Man, Buried
WINNER
BEST SHORT FILM
HOLLYWOOD FRINGE FEST
2012
Trauma
WINNER
AUDIENCE FAVORITE
SEATTLE 48 HOUR FILM PROJECT
2013
A Man, Buried
WINNER
BEST SHORT FILM
SEATTLE TRUE INDEPENDENT FILM FESTIVAL
2012
Scamp
WINNER
AUDIENCE FAVORITE
COLUMBIA GORGE FILM FESTIVAL
2011



Killing Joke Trailer
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Marla Mae teaser/trailer
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The Budget

Cinematic Marketability at a Lesser Cost

> *Our #1 goal financially is to see our investors recoup their money.*

Low-budget movies like *The Devil's Circle* are usually funded by indie film producers or investors who want to test the waters within this market. These projects are much lower risk than the million dollar blockbusters we usually see, but they still provide good earning potential and establish the same integrity and communal predilection among filmmakers. It supports the independent film community and maintains our Pacific Northwest region's ability to produce quality content.

Our #1 goal financially is to see our investors recoup their money. After that, the percentages you earn are determined by the number of shares purchased. The total budget for *The Devil's Circle* is $150,000. We need a minimum of $50,000 to "greenlight" the project and begin pre-production, and with a minimum of $75,000. raising the rest through future equity, production company points or donation crowdfunding, we can finish the entire movie. With the lesser amount, however, we'll lack the funds to afford any name-talent, which would be crucial for promoting and helping market it to a broader audience.



The Market

Indie Horror Movies SELL

Coherence, *Found*, *The Invoking*: these are movies most people know nothing about. But all three are horror films made in the last few years that have at least tripled the amount it cost to make them - and without the use of big name talent. It's very common for an independent producer to strike a six-figure deal on a micro-budget feature, especially in this genre. For a movie like *The Devil's Circle*, made for $100-150k, this opens up a big window of opportunity to see a profit and it certainly depends on the quality of the movie and how we leverage our distribution channels.



> *With movies, it's all about about implied quality and entertainment through trailer and artwork creation....that's what sells and that is what our team is great at doing.*

As soon as we complete post-production on The Devil's Circle, we'll immediately find channels to give it visibility and get it on the market - and we'll do that by showcasing it film festivals around the world, press (usually online these days) and early distributor and sales representation solicitation. With movies, it's all about about perceived quality and an implied entertainment value, usually through trailer and artwork (movie poster) creation. This is something our team is great at doing within very economical means while getting it through what we'll refer to as "Stage 1" of the marketing process: getting the distributor's attention. Once it's in their hands, they take their own liberties with marketing to reach the largest audience possible. We'll call this "Stage 2" which in essence, is building the movie's brand. But reaching that point also means we've completed the most difficult steps as filmmakers and it's up to the audience to decide how successful the movie is!





We appreciate you taking a look at our campaign and we hope to see you at the wrap party and cast & crew screening as an investor or Producer!



Wrap party for the feature film "Martingale"

Investor Q&A

What does your company do? ⌄

Jon Jed Films is an up-and-comer horror production house and architect behind the project. They've partnered with Adventus, a well-oiled film company in the Pacific Northwest. To date, Adventus has internally produced three feature films in the horror and thriller genres in various stages of production.

Where will your company be in 5 years? ⌄

Creating more consistent content (at least once a year) for worldwide digital distribution.

Why did you choose this idea? ⌄

Horror is probably the most fun and unrestrained film genre that exists and telling a supposedly true story such as this can potentially compel audiences even more than your run-of-the-mill indie feature.

COLLAPSE ALL

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Especially in the last 5-10 years, small, independent films like this have more visibility that ever with the advent of digital distribution channels and streaming. Horror films have the best dollar-spent to dollar-returned ratio and its viewership is far reaching, allowing us to market to a worldwide audience.

What is your proudest accomplishment? ⌄

Our last feature film, Martingale, was able to accomplish so much on such a meager budget with great Hollywood actors and several locations. While it still remains to be seen how well the movie is received, I think what we did during the shoot was difficult yet a huge accomplishment.

How far along are you? What's your biggest obstacle? ⌄

The two biggest things in the next six to nine months are raising the budget and working on better and better revisions of the script.

Who are your competitors? Who is the biggest threat? ⌄

Other independent films are always a competitor but especially other films in the horror genre. Trying to find the next best horror idea while crafting a great storytelling experience that sets itself from the herd is always a challenge.

What do you understand that your competitors don't? ⌄

Two things: Your audience will almost never love your material as much as you do and you don't get to choose what your audience will like. In other words, if something isn't working, things need to change, regardless of how long and hard you spent on something. I think it's that ability to adapt and be flexible with what we decide to provide our audience with is what makes us very good at what we do.

How will you make money? ⌄

By great marketing with materials that stand out from the crowd and by making choices that cater to the audience, not ourselves.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

I think the 2 things mentioned above: failing to make ourselves visible to the audience and failing to cater to the audience's entertainment. The only thing worse than a technically bad movie is a boring movie. You can have the best actors, story, locations, etc in the world but if we're not entertaining people, then we haven't done our job.

What do you need the most help with? ⌄

What most great filmmakers make up in talent, work ethic and resilience they usually lack in money resources. That's why We Funder and crowdfunding has been such a game changer for people like us. We need help from other filmmakers and film enthusiasts who have the funds to help make this story come to life.

What would you do with the money you raise? ⌄

Exactly like our last feature film we funded through equity crowdfunding, we'll immediately begin pre-production and use the money raised to fund 80-90% of filming, which mostly includes paying cast and crew. We'll use the rest to edit and finalize the film in post, and hopefully use the little that's leftover to aid in getting it out to festivals and begin the road to distribution.



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